Exhibit 21.01
Symantec Corporation
Subsidiaries

Name of Subsidiary	State or other Jurisdiction of Incorporation
Kvault Software Ltd.	United Kingdom
Symantec Holdings Ltd.	Ireland
Symantec International Ltd.	Ireland
Symantec Israel Ltd	Israel
Symantec Limited	Ireland
Symantec Operating Corporation	Delaware, USA
VERITAS Software Corporation	Delaware, USA
VERITAS Software Holdings Ltd.	Ireland
VERITAS Software International Holdings Limited	Ireland
VERITAS Software International Limited	Ireland